Filed by CeNeS Pharmaceuticals plc pursuant to Rule 425
                                                Under the Securities Act of 1933
                                   Subject Company: Cambridge NeuroScience, Inc.
                                  Subject Company Exchange Act File No.: 0-19193
                                           Registration Statement No.: 333-12270

               THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY
                 CENES PHARMACEUTICALS PLC ON NOVEMBER 16, 2000


EMBARGOED UNTIL 7.30 AM                                  16 November 2000

         NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO CANADA,
            AUSTRALIA, JAPAN, GERMANY, THE NETHERLANDS, MALTA OR THE
                               REPUBLIC OF IRELAND


                       CENES PHARMACEUTICALS PLC ("CENES")

          PROPOSED ACQUISITION OF CAMBRIDGE NEUROSCIENCE, INC. ("CNSI")

Listing Particulars in connection with the proposed acquisition of CNSI (the "Acquisition") together with a circular to CeNeS shareholders seeking, inter alia, their approval of the Acquisition at an EGM to be held at 11.00 a.m. on 8 December 2000, were posted to CeNeS shareholders on 15 November 2000.

On the same date, a proxy statement/prospectus was sent to CNSI shareholders seeking their approval of the Acquisition at a shareholders special meeting to be held at 10.00 a.m. (Boston time) on 15 December 2000.

PRESS ENQUIRIES:

CENES                                                  + 44 (0)1223 266 466
Daniel Roach, Chief Executive

ROTHSCHILD                                             + 44 (0)20 7280 5000
Tony Stuart
Lynn Drummond

HOLBORN PUBLIC RELATIONS                               + 44 (0)20 7929 5599
John Bick




LO1:\238424\01\53YW01!.DOC\34427.0005

This announcement is made in the United Kingdom and does not constitute an offer or invitation to purchase any securities.

The issue of this announcement has been approved by the directors of CeNeS who accept responsibility for the information contained in it. This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, and is acting for CeNeS and no one else in connection with the Acquisition and will not be responsible to anyone other than CeNeS for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition.

A registration statement relating to the CeNeS shares offered in the Acquisition has been filed with the US Securities and Exchange Commission. Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in the foregoing information, because it contains important information. That prospectus was filed with the US Securities and Exchange Commission by CeNeS. CNSI currently files, and CeNeS anticipates that it will file, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CNSI or CeNeS at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at +1 800-SEC-0330 for further information on the public reference rooms. Filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov". US investors may obtain a free copy of the proxy statement/prospectus and other documents filed by CeNeS by directing such request to CeNeS Pharmaceuticals plc, Compass House, Vision Park, Chivers Way, Histon, Cambridge CB4 9ZR, United Kingdom. Attention:
Company Secretary. Telephone +44 (0)122-326-6466.

Although not directed to persons in the United States, the following statement is made in accordance with the US Private Securities Litigation Act of 1995. This press release, including its Appendices, contains forward-looking statements concerning future matters, such as the features as well as the functions of, and markets for, products and services offered by CeNeS and CNSI and business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Acquisition; the products and services to be offered by the Enlarged Group; the benefits of the Acquisition with regard to CeNeS; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Acquisition will be realised. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of CeNeS and CNSI; the effect on the Enlarged Group of the failure to realise the anticipated benefits of the Acquisition; general conditions in the businesses of the companies, particularly the success of existing clinical trials; competitive factors in the industry.

EMBARGOED UNTIL 7.30 AM                                       16 November 2000

         NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO CANADA,
            AUSTRALIA, JAPAN, GERMANY, THE NETHERLANDS, MALTA OR THE
                               REPUBLIC OF IRELAND


                       CENES PHARMACEUTICALS PLC ("CENES")

          PROPOSED ACQUISITION OF CAMBRIDGE NEUROSCIENCE, INC. ("CNSI")

INTRODUCTION

On 23 May 2000 the boards of CeNeS and CNSI announced that they had signed a definitive merger agreement under which CeNeS conditionally agreed to acquire CNSI. The total consideration for the Acquisition, assuming that all CNSI Options are exercised, is approximately US$44 million, to be satisfied in CeNeS Consideration Shares. The Acquisition is conditional, inter alia, upon the approval of CeNeS and CNSI Shareholders.

Bioglan Pharma, MB Venture Capital Fund INV, Prelude Trust plc, Prelude Technology Fund II Limited Partnership, Alta-Berkeley VS by SC.V., Alta-Berkeley VC.V., Alta-Berkeley Nordic Partners KY, ATM Global Investments Limited and ATM Investments Limited which hold in aggregate 31.33 per cent. of CeNeS' existing issued share capital, have given irrevocable undertakings to CeNeS to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting. 3i Group plc which currently holds 15.63 per cent. of CeNeS' existing issued share capital has confirmed that it currently intends to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting. Alan Goodman, Daniel Roach, Martyn Collett and Thomas Irwin who hold Ordinary Shares representing in aggregate 0.06 per cent. of CeNeS' existing issued share capital, have also given irrevocable undertakings to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Current Directors have a strategy of building a CNS focused biopharmaceutical company through a combination of in-licensing, acquisition and organic growth. The Acquisition is a part of this strategy from which the Current Directors expect to derive the following:

o a more substantial and valuable drug discovery, research and development portfolio

o     enhanced capability for the development of new drugs

o     wider intellectual property in drug discovery targeting ion channels

o     increased financial strength

o     a presence in the USA

A more substantial and valuable drug discovery, research and development portfolio Following the Acquisition, the Enlarged Group will be focused on CNS disorders and pain control.

The Enlarged Group will have a product pipeline that includes Moraxen, a novel formulation of morphine which was launched in the UK on 25 September 2000. Product licences for four strengths of Moraxen for the short term management of severe cancer pain were granted by the MCA to CeNeS in June 2000.

The pipeline will have five different pain programmes: Moraxen and M6G for post operative pain, an opioid analgesic for cancer breakthrough pain, and analgesic tripeptides, all sourced from CeNeS, and CNS 5161 for neuropathic pain sourced from CNSI.

The Enlarged Group will also contain a Phase II drug for the treatment of strokes and clinical trials targeting sleep disorders (Phase II in healthy volunteers) and substance abuse (Phase II expected to commence in Q4 2000) from the CeNeS pipeline. CeNeS will contribute a pre-clinical research project targeting schizophrenia, and CNSI will contribute pre-clinical research projects targeting MS and glaucoma. CeNeS' research is currently focused on Alzheimer's disease and Parkinson's disease, while CNSI's research is focused on MS.

A summary of the combined product pipeline of the Enlarged Group is set out below:

Source             Product Candidate       Status                        Indication                   Partner
------------------ ----------------------- ----------------------------- ---------------------------- ---------------------------
CeNeS              Moraxen                 MCA approval granted UK       Cancer pain                  Schwarz Pharma (UK
                                           launch September 2000                                      marketing) Bioglan Pharma
                                                                                                      (EU marketing)
CeNeS              Moraxen                 Phase II                      Post operative pain
CeNeS              Sipatrigine             Phase II                      Stroke                       Glaxo Wellcome
CeNeS              M6G                     Phase II                      Post operative pain
CeNeS              CEE 04-440              Phase I                       Cancer breakthrough pain     Bioglan Pharma
CeNeS              CEE 03-310              Phase II in healthy           Sleep disorders
                                           volunteers
CeNeS              CEE 03-310              Phase II schedule for 2000    Substance abuse
CNSI               CNS 5161                Phase II scheduled for 2000   Neuropathic pain


                                       4

CeNeS              CEE 03-320              Preclinical                   Schizophrenia
CeNeS              CEE 04-421              Preclinical                   Inflammatory pain
CNSI               GGF-2                   Preclinical                   Multiple sclerosis           Bayer
CNSI                                       Preclinical                   Glaucoma                     Allergan
CeNeS                                      Research                      Parkinson's disease
CeNeS                                      Research                      Alzheimer's disease
CNSI                                       Research                      Multiple sclerosis


Enhanced capabilities for the development of new drugs
Following the Acquisition the Enlarged Group's research and development will continue to focus on CNS disorders and pain control. CNSI has experience of running clinical trials in the USA and CeNeS has been running its own clinical trials in Europe. The Enlarged Group will benefit from combining these two pools of expertise relating to the design and management of clinical trials in the USA and Europe and their respective regulatory environments.

In the area of research, the Enlarged Group will benefit from more extensive scientific facilities and staff. It will have more than 30 research scientists based in laboratories in Cambridge, England, Norwood, Massachusetts and Irvine, Scotland. Both CNSI and CeNeS have existing resources in electrophysiology, medicinal chemistry and molecular biology. The combination of the two will increase the number of internally and externally funded and contract research projects that can be managed by the Enlarged Group.

Wider intellectual property in drug discovery targeting ion channels
Within the ion channel field both companies have intellectual property which the Directors believe to be synergistic. The Enlarged Group will have access to CNSI's proprietary library of more than 2,000 compounds specifically targeted to ion channels within which there is a portfolio of 43 issued and 17 pending US patents and CeNeS proprietary ion channel screening technology which automates the complex process of measuring electrical currents across cell membranes. CeNeS has filed four patents around this screening technology.

Increased financial strength
The Directors believe that the Enlarged Group will generate increased revenues from sales of pharmaceutical products in the UK and Ireland, research and development collaborations, drug delivery/formulation contracts, contract ion channel and molecular biology services and through the sale of cognitive testing products and services. The Directors believe that a company with greater critical mass and a more diverse risk profile will be more attractive to collaborative partners and contract/service customers.

The directors believe that the Acquisition will increase the potential for sales of CeNeS existing products and services in the US market. In addition, the extra scientific resources available to the Enlarged Group will allow an increase in the volume of business particularly in the contract electrophysiology and molecular biology field.

The Company is of the opinion that, following the Acquisition, taking into account the bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for at least twelve months from the date of this document.

A presence in the USA
The USA is the world leader in drug innovation and is the world's most developed biopharmaceutical market. The Directors believe that a presence amongst these companies will enhance CeNeS' ability to form collaborative partnerships and increase the opportunities for the CeNeS revenue generating business units.

TERMS OF THE ACQUISITION

Under the terms of the Acquisition Agreement, the total consideration payable to CNSI Stockholders, assuming all CNSI Options are exercised, will be approximately US$44,000,000 to be satisfied by the issue of CeNeS Consideration Shares. Each share of CNSI Common Stock will be converted into CeNeS Ordinary Shares at a value of US$2.25 per CNSI Share. The value of CeNeS Consideration Shares to be issued will be calculated by reference to the average closing mid-market price of Ordinary Shares over the 10 trading days ending on the second trading day prior to Completion converted to US$ by reference to the average exchange rate for each of those days. This is subject to a minimum and a maximum price for each CeNeS Consideration Share of US$0.9586 and US$1.3915 respectively.

Based on the closing market price of an Ordinary Share of (pound)0.775 at the exchange rate of US$1.4392:(pound)1 on 13 November 2000, the last practicable date prior to the publication of this document, CeNeS would be required to issue approximately 36.6 million CeNeS Consideration Shares which would represent approximately 25 per cent. of CeNeS' Enlarged Issued Share Capital.

Any new CNSI Common Stock issued after Completion of the Acquisition on exercise of CNSI Share Options will automatically be transferred to CeNeS in exchange for the issue to the relevant CNSI Optionholder of CeNeS Consideration Shares credited as fully paid. The number of New Ordinary Shares which will be issued to CNSI Optionholders in this way will be calculated on the same basis as that applied in calculating the number of CeNeS Consideration Shares issued to CNSI Shareholders pursuant to the Acquisition. Assuming that all CNSI Options are exercised after Completion CeNeS will issue to CNSI Optionholders up to a maximum of 3,423,227 CeNeS Consideration Shares. Assuming that all CNSI Share

Options are exercised, CNSI will receive approximately $6,300,000, in subscription monies from the CNSI Optionholders.

The Acquisition is structured as a merger of CNSI with a US subsidiary of CeNeS. For this purpose CeNeS formed a wholly owned subsidiary, CeNeS America, Inc., under the laws of Delaware, USA. At the effective time of the merger, CNSI will merge with the subsidiary and each share of CNSI Common Stock will be converted into CeNeS Consideration Shares on the basis described above. CNSI will continue to exist following the merger, as a wholly owned subsidiary of CeNeS, under the organisational documents of CeNeS America, Inc. After the merger CeNeS America, Inc. will cease to exist. Because CNSI will continue to exist following the merger it is termed a "reverse subsidiary merger". The officers and directors of CeNeS America, Inc. will be the officers and directors of CNSI following the merger. CNSI will change its name to CeNeS Pharmaceuticals Inc. upon Completion.

The CeNeS Consideration Shares will be issued free of all taxes, including SDRT to CNSI Stockholders and will from the date of their issue rank pari passu in all respects with the existing Ordinary Shares.

The Acquisition is conditional, amongst other things, upon:

(i)        CeNeS Shareholder approval;
(ii)       CNSI Stockholder approval; and
(iii)      Admission of the CeNeS Consideration Shares.

CNSI Stockholder approval is expected to be given at the CNSI Special Meeting which will be held on Friday, 15 December 2000. CNSI has agreed to use its best efforts to have its directors and officers enter into voting agreements that would provide that such directors and officers would vote in favour of the merger.

Bioglan Pharma, MB Venture Capital Fund INV, Prelude Trust plc, Prelude Technology Fund II Limited Partnership, Alta-Berkeley VS by SC.V., Alta-Berkeley VC.V., Alta-Berkeley Nordic Partners KY, ATM Global Investments Limited and ATM Investments Limited which hold in aggregate 31.33 per cent. of CeNeS' existing issued share capital, have given irrevocable undertakings to CeNeS to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting. 3i Group plc which currently holds 15.63 per cent. of CeNeS' existing issued share capital has confirmed that it currently intends to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting. Alan Goodman, Daniel Roach, Martyn Collett and Thomas Irwin who hold Ordinary Shares representing in aggregate 0.06 per cent. of CeNeS' existing issued share capital, have also given irrevocable undertakings to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting.

THE ENLARGED GROUP'S TRADING AND PROSPECTS

Since completion of the merger with Core Group plc in December 1999, CeNeS has generated income from the sale of goods and services through:

o     The sale of products for use in cognition research;

o     The sale of services in the field of ion channel research; and

o     The sale of services in drug formulation and drug delivery systems.

Sales of products and services from these business areas amounted to approximately (pound)3,700,000 in the six months ended 30 June 2000.

In September 2000, CeNeS announced the acquisition of three pharmaceutical products from GW. These products had a combined annual turnover of more than (pound)3,000,000 for GW in the 12 month period ended July 2000 and are the first stage in the CeNeS strategy of building a pharmaceutical sales business. The Current Directors expect revenues from these products to contribute to CeNeS trading figures for Q4 2000.

The Acquisition of CNSI is expected to complete in December 2000. As part of the CeNeS ongoing growth strategy, the Directors plan to retain the facilities and staff of CNSI as a functional business unit within the Enlarged Group. The Current Directors see benefits from combining the skill base, intellectual property and R&D programmes of CNSI with the existing activities of CeNeS. CeNeS intends to develop the candidate products in the Enlarged Group's R&D pipeline in collaboration with other companies. The Current Directors expect these agreements to generate future income in the form of development funding, milestone payments and royalties on future sales. CeNeS will seek to retain marketing rights to CeNeS candidate products in the UK and Ireland. Products in these territories will be marketed via an infrastructure built up by in-licensing and acquiring pharmaceutical products. CeNeS will seek partners at the earliest possible stage to generate funding to support its projects, gain access to the expertise and experience of partners and reduce its exposure to the inherent risk of drug development.

Following Completion of the Acquisition, the Directors expect to review the combined R&D portfolio of the Enlarged Group in order to identify priorities for future investment.

MANAGEMENT

David Kirk resigned as Finance Director of the Company with effect from 1 July 2000 and as a director of the Company with effect from 15 July 2000. David Kirk was replaced by Neil Clark who prior to his appointment was Company Secretary and Financial Controller of CeNeS. David Kirk has continued to provide consultancy services to the Company which will terminate on completion of the Acquisition. All the Current Directors will continue in their existing positions in the Enlarged Group.

Paul Charles O'Brien, Chairman of CNSI, and Harry Wilbur Wilcox, III, the former Chief Executive Officer of CNSI have, subject to Completion, been invited to join the Board of CeNeS as non-executive directors. The management team of the Enlarged Group will be created from a combination of executives from CeNeS and CNSI. Robert McBurney will continue in his role as President and Chief Executive Officer of CNSI. The Enlarged Group's headquarters will be in Cambridge, UK.

INFORMATION ON CENES

CeNeS was created in December 1999 by the merger of CL and Core Group Plc. CeNeS is developing drugs for CNS disorders and pain control (CeNeS Drug Development). In addition, it has three revenue generating activities: contract development of controlled release formulations of drugs in a range of therapeutic areas (CeNeS Drug Delivery); contract electrophysiology and molecular biology services (ChannelWork); and sales of products and services in cognition research (CeNeS Cognition).

CeNeS has a strategy of building a pharmaceutical sales and marketing business that will generate revenues to fund some of its R&D activities and build the required infrastructure for the sale of products from CeNeS' own R&D pipeline. CeNeS' approach is to acquire products that are already approved and also to seek companies for acquisition with product portfolios in the CNS field. The strategy is ongoing and CeNeS announced its first product acquisitions from GW in September 2000. Pharmaceutical sales in the UK and Ireland are expected to contribute to CeNeS' trading figures in Q4 2000, as CeNeS' fourth revenue generating activity.

Since completion of the merger, CeNeS has made a number of announcements relating to the continuing development of the Company:

o In January 2000, CeNeS entered into a joint product development and licensing arrangement with Bioglan Pharma in the area of severe pain (CEE 04-440). CeNeS will be responsible for European marketing and sales of drugs and Bioglan Pharma will both fund and manage the clinical and regulatory work required. Bioglan Pharma agreed to subscribe for 1,000,000 Ordinary Shares at a price of(pound)1 per Ordinary Share. In April 2000, this agreement was extended to include the territories of Japan, Asia and other Pacific Rim territories. At the same time the two companies entered into a cross-licensing agreement under which each company will have the right to develop a drug using one of the other company's drug delivery technologies. In addition, Bioglan Pharma was granted EU marketing rights for Moraxen. Bioglan Pharma has subscribed for a further 7,965,866 Ordinary Shares at a price of 113p per Ordinary Share.

o On 18 February 2000, CeNeS announced that it had raised(pound)2,100,000 net of expenses, by way of an issue of 2,850,000 new Ordinary Shares at a price of 75p per Ordinary Share.

o In April 2000, CeNeS completed the acquisition of ExCyte, an established molecular biology and cell engineering contract research organisation working with a range of clients in the pharmaceutical and biotechnology industries.

o Also in April 2000, CeNeS announced the extension of its licences from BTG, a subsidiary of BTG Plc, to its hydrogel drug delivery technology which forms the basis of CeNeS' Moraxen product. Under the terms of the new licensing arrangement, CeNeS will have worldwide rights to apply the technology to any molecule other than prostaglandins and medicinal products for oromucosal use and BTG has waived its right to future milestone and royalty payments on the technology. In addition, BTG subscribed for 1,020,024 Ordinary Shares at a price of 98p per Ordinary Share.

o In June 2000, CeNeS received its first produce licence approval. The MCA granted product licences for four strengths of Moraxen for the short term management of severe cancer pain.

o In September 2000, CeNeS acquired the rights to manufacture and sell three pharmaceutical products in the UK and Ireland with a combined annual turnover of more than(pound)3,000,000 from GW for(pound)10,000,000. Diconal(TM)and Cyclimorph(TM)are strong analgesics that offer alternatives to morphine in the management of moderate to severe pain. In addition to an opioid analgesic agent, both products contain cyclizine which counters the nausea and vomiting commonly associated with opioid analgesics. The third product, Valoid(TM)contains cyclizine alone. Following Completion, CeNeS will arrange for the product licences for Diconal(TM), Cyclimorph(TM), and Valoid(TM)issued by the MCA which are currently in GW's name to be reissued in CeNeS' name. GW has agreed to enter into a manufacturing and supply agreement on 31 October 2000 (the "MS Agreement"). The MS Agreement places GW under an obligation to supply the products to CeNeS for a period expiring in February 2001. Thereafter CeNeS will sub-contract the manufacture of the products to a third party. The MS Agreement also provides for the supply of the actives Dipipanone HCL and Cyclizine Base which are used in the manufacture of Diconal(TM)and Cyclimorph(TM). GW are under an obligation to supply Dipipanone HCL until Q2 2002 and Cyclizine Base until September 2001. CeNeS is in the process of putting in place a sales and distribution agreement for future sale of the products.

o On 12 September 2000, CeNeS announced that it had raised(pound)7,434,046 gross of expenses, by way of an issue of 9,065,910 new Ordinary Shares at a price of 82p per Ordinary Share.

CENES DRUG DEVELOPMENT
CDD has clinical programmes for the treatment of pain, stroke, sleep disorders, substance abuse and schizophrenia.

------------------------------- ---------------------------- ----------------------------------------------------------------
Candidate product               Therapeutic area             Status
------------------------------- ---------------------------- ----------------------------------------------------------------
Moraxen                         Cancer pain                  CeNeS has the benefit of licences from BTG relating to its hydrogel drug delivery technology which forms the basis of
                                                             CeNeS' Moraxen product.  The MCA granted product licences for four strengths of Moraxen for the short term management of severe cancer pain in June 2000

Moraxen                         Post-operative pain          Clinical trials are ongoing to explore the potential benefits of Moraxen in post-operative pain

Sipatrigine                     Stroke                       CeNeS has the benefit of a licence from Glaxo Wellcome
                                                             relating to Sipatrigine.  A Phase II study began in December
                                                             1999, designed to provide an evaluation of efficacy using
                                                             diffusion weighted MRI, which is anticipated to be concluded within 24 months

CEE                                                          04-410: M6G Severe acute pain In January 2000, CeNeS
                                                             announced the acquisition from Nycomed Amersham of
                                                             clinical data to support the development of M6G.
                                                             Phase II trial in post-operative pain begun in June 2000

------------------------------- ---------------------------- ----------------------------------------------------------------
Candidate product               Therapeutic area             Status
------------------------------- ---------------------------- ----------------------------------------------------------------
CEE 03-310                      Sleep disorders              CeNeS has the benefit of licence and patent assignment
                                                             agreements with Novo Nordisk relating to dopamine D1
                                                             antagonist compounds.  CeNeS is developing CEE 03-310 from this series for the treatment of sleep disorders.  A Phase II study in healthy volunteers was completed in November 1999 and
                                                             CeNeS plans to start another Phase II study in Q4 2000

CEE                                                          03-310 Substance abuse CeNeS is also developing CEE
                                                             03-310 for the treatment of substance abuse. A
                                                             Phase II trial is planned to begin in the US in Q4 2000
                                                             to determine whether CEE 03-310 can ameliorate
                                                             craving for alcohol

CEE 03-320                      Schizophrenia                CEE 03-320 is a D1 antagonist from the series of compounds licensed from Novo Nordisk.  It is structurally similar to CEE
                                                             03-310 which when administered to schizophrenic patients
                                                             showed some evidence of an improvement in symptoms.  A Phase I trial is planned to begin in Q1 2001


                                       11

CEE 04-421                      Pain                         CeNeS has the benefit of an exclusive licence from BTG over patents relating to CEE 04-421 which CeNeS has been developing as a potential treatment for neuropathic pain.  However, CeNeS is reviewing its strategy as recent data has suggested that
                                                             CEE 04-421 may have greater potential in inflammatory pain

CEE 04-440                      Cancer breakthrough pain     In January 2000, CeNeS announced a collaborative development with
                                                             Bioglan Pharma relating to an opiate analgesic for the treatment of severe pain such as that associated with cancer or surgery


RESEARCH PROJECTS
CeNeS is conducting research into new therapeutic approaches for the treatment of Parkinson's disease and Alzheimer's disease.


----------------------- --------------------------------------------------------
Therapeutic area        Status
----------------------- --------------------------------------------------------
Parkinson's             A deficit in the production of dopamine has long been
disease                 known to be crucial in Parkinson's disease. Current
                        treatments predominantly consist of L-DOPA, sometimes in combination with other drugs, to address this deficit.
                        These treatments have a positive effect on the movement disorders associated with the disease, they do not address cognitive decline. CeNeS is evaluating D1 agonists as a new treatment approach which may address both these important symptoms and have an improved side effect profile

Alzheimer's disease     CeNeS is exploring centrally acting antioxidants which
                        may be active in preventing the neurodegeneration characteristics of this disease

                        CeNeS is also exploring therapeutic approaches that prevent the formation of beta amyloid plaques in the brain

CENES DRUG DELIVERY
The Company's subsidiary, CDD, is based in Irvine, Scotland and houses the Company's formulation and drug delivery scientists, a controlled drug manufacturing and packaging facility and has expertise in clinical trials and regulatory affairs.

CDD has five proprietary drug delivery technologies that offer various options for the delivery of drugs. Whilst having the potential to improve the delivery characteristics of CeNeS' own drugs, these technologies are exploited through contract development agreements with other pharmaceutical companies.

For example, in April 2000 CeNeS announced that it had signed a drug delivery collaboration with the pharmaceutical multinational Ares Serono, a global leader in fertility treatments, based in Switzerland. Under this agreement CeNeS will generate a formulation of a new fertility drug currently in development at Ares Serono.

Sales and contract services for the first six months of 2000 were approximately (pound)3,100,000.

CHANNELWORK
Ion channels are found in all cells and are fundamental components of the electrical properties of nerve cells. They are linked causally with human disease such as stroke, cystic fibrosis and sudden cardiac arrest. Therefore, ion channel modulators may have a role in the management, prevention or cure of such disorders.

CeNeS has developed a system which overcomes the limitations of existing methodology used to study ion channels. CeNeS has filed patents on its system, called AutoPatch, which generates identical data to that generated by conventional technology. The Directors consider that it has three main benefits;
i) it is under computer control and is therefore deskilled, ii) it is one tenth the size of conventional technology and is mechanically more robust, iii) it removes the need for a microscope and therefore has the potential to be miniaturised still further. In December 1998, CL won a Department of Trade and Industry SMART Award (the Small Firms Merit Award for Research and Technology) in competition with several other companies. The award is worth (pound)133,000 of which approximately (pound)83,000 has been received up to the half year ended 30 June 2000. The award will be put towards the development of CeNeS' AutoPatch system.

CeNeS provides contract services using established technology to a number of leading pharmaceutical companies, including Hoffmann-La-Roche, SmithKline Beecham, Janssen, AstraZeneca, Pfizer and DuPont. Sales and contract services for the first six months of 2000 were approximately (pound)166,000.

CENES COGNITION
CANTAB is a computerised system for investigating the cognitive function of patients with CNS disorders which originated from the University of Cambridge during the late 1980s. This database of test results from more than 2,000 people includes healthy volunteers and individuals suffering from, for example, schizophrenia, Parkinson's disease and Alzheimer's disease.

CeNeS' strategy is to gain acceptance of the use of CANTAB by the pharmaceutical industry for use in human clinical trials of CNS active drugs. There are reported to be more than 150 ongoing Phase II and Phase III clinical trials in the CNS field. As well as having a role in CeNeS' own drug development programmes, CANTAB is available under licence for use in basic research and clinical trials by universities, teaching hospitals and pharmaceutical companies. Sales and contract services for the first six months of 2000 were approximately (pound)500,000.

Summary financial information, extracted from the audited financial information for the year ended 31 December 1999 and the unaudited six months to 30 June 2000, is set out below:

--------------------------------------------------------------------------------
(pound)'000                         Year ended                    6 months to
                              31 December 1999                   30 June 2000
--------------------------------------------------------------------------------
Turnover                                    31                          3,729
Operating loss                         (8,981)                       (15,915)
Loss per share                         (26.8p)                        (17.2p)
Net assets                              39,596                         37,479
--------------------------------------------------------------------------------

The summary financial information above includes two weeks results for CeNeS Limited from the date of completion of the merger with Core Group plc on 13 December 1999.

INFORMATION ON CNSI

CNSI, based in Cambridge, Massachusetts, USA, is a biopharmaceutical company engaged in the discovery and development of proprietary pharmaceuticals focusing on nerve cell function and survival. CNSI is developing products to treat chronic pain and neurodegenerative disorders such as multiple sclerosis and peripheral neuropathies.

CNSI's technologies include a range of proprietary compounds known as ion-channel blockers which act on specific nerve cells to modify their activity or to minimise their destruction in degenerative disorders of the central nervous system. CNSI's lead ion-channel blocker, CNS 5161, is a potent and selective NMDA ion-channel blocker being developed to treat neuropathic pain.

CNSI is also working with protein growth factors with the aim of preventing degeneration of, or to regenerate, nerve and glial cells. The target for this programme is to develop Glial Growth Factor 2 (GGF2) for the treatment of MS.

CNSI has two strategic partnerships, one in each of the two areas described above. In the ion channel area CNSI is working with Allergan, a worldwide leader in ophthalmic products, to discover new treatments for glaucoma. CNSI has also partnered with Bayer to develop recombinant GGF2 for the treatment of MS.

ION CHANNELS
Ion channels are present in all cells and are responsible for the electrical properties of nerve cells. CNSI is developing ion channel blockers to modify nerve cell signalling or to prevent nerve cell death. CNSI's ion-channel blocker programmes are aimed at preventing or treating glaucoma (collaboration with Allergan), neuropathic pain (CNS 5161), spinal cord injury, Parkinson's disease, MS, peripheral neuropathies, brain damage resulting from stroke and other forms of brain ischemia.

Ion-Channel Blockers for Ophthalmic Disorders: Collaboration with Allergan Glaucoma is the second leading cause of preventable blindness in the world, with almost four million patients in the United States alone. The disease is usually associated with increased pressure within the eye that can damage the retina and the optic nerve and eventually lead to blindness. In November 1996, CNSI entered into a research and development collaboration with Allergan, a pharmaceutical company with interests in ophthalmology. The project combines CNSI's proprietary technology in the area of ion-channel blockers and Allergan's expertise in the global marketing of treatments for eye disease. In December 1999, the collaboration between the two companies was extended for one year and expanded to include pain management.

CNS 5161:  Neuropathic Pain and other Neuropathic Disorders
A range of primary diseases or conditions including cancer, diabetes, HIV/AIDS and shingles, can result in nerve damage and subsequent pain. This neuropathic pain is difficult to treat as traditional analgesics do not provide adequate relief for many patients. Drug treatments for neuropathic pain represent a significant area of unmet medical need and a growing market opportunity. Glutamate (particularly NMDA) receptors have been implicated in the induction and maintenance of neuropathic pain in animal models and NMDA antagonists have been shown to be effective in animal models or persistent pain.

CNS 5161 is a blocker of the NMDA ion channel and is currently in preparation for Phase II clinical trials for the treatment of neuropathic pain.

CNSI has completed two Phase I studies of CNS 5161. Both studies were conducted in male volunteers. The first demonstrated the safety and tolerability of selected doses of CNS 5161 given intravenously. Data from the first study was used to choose potentially effective doses that produced little in the way of side effects in the volunteers. The second study examined the reduction in pain experienced after placebo, morphine and two separate doses of CNS 5161 (0.25mg and 0.5mg), administered on separate occasions to sixteen male volunteers. CNS 5161 at 0.5mg was found to produce a statistically significant reduction in perceived pain as compared to either morphine or placebo.

Other Ion-Channel Blockers for Nervous System Disorders
CNSI has applied its expertise in discovering and developing NMDA ion-channel blockers to the synthesis and testing of compounds that block other ion channels, such as sodium and potassium ion channels, which can contribute to nerve cell death or abnormal nerve cell electrical activity. CNSI believes that such molecules may have therapeutic utility in a number of acute and chronic neurological disorders, including glaucoma, stroke, brain and spinal cord injury, Parkinson's disease, MS and peripheral neuropathies.

To discover new treatments for preventing disorders of the CNS which arise from brain or spinal cord ischemia and trauma, CNSI has synthesised ion-channel blockers with enhanced potency in the environment of ischemic tissues relative to their potency in the environment of normal tissues. CNSI believes that such targeted ion-channel blockers could achieve efficacy with fewer unwanted side effects.

In addition to molecules which block NMDA ion channels, CNSI has created a library of small organic molecules which block the sodium ion channels of nerve cells. In vitro and in vivo studies have demonstrated that sodium ion-channel blockers can protect nerve cells from ischemic and traumatic damage and can exert other beneficial effects, such as reducing responses to painful stimuli and limiting the consequences of damage to nerve fibre bundles. CNSI believes that molecules which block neuronal sodium ion channels have potential as treatments for various forms of acute and chronic disorders of the nervous system, including stroke, brain and spinal cord injury and pain.

As an extension to its work in NMDA and sodium ion-channel blockers, CNSI have synthesised molecules which have the capacity to block both NMDA ion channels and sodium ion channels. CNSI is currently conducting in vitro and in vivo studies to test the hypothesis that such combination compounds have enhanced efficacy in treating neurological disorders when compared to the efficacy of compounds which block only one of these classes of ion channels. In addition, CNSI is conducting studies with potassium channel blockers in the area of peripheral neuropathies.

Glial Growth Factor 2 (GGF2):  Collaboration with Bayer
GGF2 has the potential to prevent degeneration of, or to regenerate, nerve and glial cells. In December 1998, CNSI entered into a collaborative agreement with Bayer for the development of GGF2 for MS and peripheral neuropathies.

MS is a disease of the CNS that is characterised by chronic inflammation and degradation of the myelin sheath which surrounds nerve cells and contributes to the passing of electrical signals along a nerve fibre. This progressive demyelination occurs at multiple sites in the brain and spinal cord resulting in a gradual deterioration of nerve signalling and of the health of the patient. Approximately 350,000 people in the United States and 360,000 in Europe suffer from MS.

GGF2 is involved in controlling the cells that form and maintain the myelin sheath insulating nerve axons in the CNS. These cells are thought to be involved early in the demyelination of nerve fibres seen in MS. CNSI has developed a manufacturing process for producing GGF2 and has demonstrated its efficacy in animal models believed to be reflective of MS.

Peripheral neuropathies comprise a collection of disorders that are characterised by the degeneration of sensory and/or motor nerves. This degeneration may be caused by injury, diabetes, chemotherapy, inherited disorders and other factors. It was estimated in 1998 that in excess of two million individuals in the United States suffered from some form of peripheral neuropathy. The largest segments of this population are those with diabetic neuropathies and those with chemotherapy induced neuropathies. There are, at present, no FDA or MCA approved therapeutic agents for the prevention, reduction or reversal of the degeneration and atrophy caused by these disorders and injuries.

Currently, Bayer and CNSI are in the process of evaluating data from recent studies performed by Bayer.

Infrastructure and facilities
CNSI employs 19 people of which 13 are involved in R&D. It has expertise in electrophysiology/ion channels, molecular biology, medicinal chemistry and clinical development.

CNSI moved into new facilities in July 2000, which include 8,000 square feet of laboratory space and 2,000 square feet for administration functions.

Summary financial information relating to CNSI, extracted from the audited financial information for the year ended 31 December 1999, is set out below:

-----------------------------------------------------------------------
US$'000                                                    Year end to
                                                      31 December 1999
-----------------------------------------------------------------------
Revenues                                                         1,443
Operating loss                                                 (4,332)
Loss per share                                                 ($0.21)
Net assets                                                      10,016
-----------------------------------------------------------------------


PRESS ENQUIRIES:

CENES                                         + 44 (0)1223 266 466
Daniel Roach, Chief Executive

ROTHSCHILD                                    + 44 (0)20 7280 5000
Tony Stuart
Lynn Drummond

HOLBORN PUBLIC RELATIONS                      + 44 (0)20 7929 5599
John Bick




This announcement is made in the United Kingdom and does not constitute an offer or invitation to purchase any securities.

The issue of this announcement has been approved by the directors of CeNeS who accept responsibility for the information contained in it. This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, and is acting for CeNeS and no one else in connection with the Acquisition and will not be responsible to anyone other than CeNeS for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition.

A registration statement relating to the CeNeS shares offered in the Acquisition has been filed with the US Securities and Exchange Commission. Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in the foregoing information, because it contains important information. That prospectus was filed with the US Securities and Exchange Commission by CeNeS. CNSI currently files, and CeNeS anticipates that it will file, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CNSI or CeNeS at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at +1 800-SEC-0330 for further information on the public reference rooms. Filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov". US investors may obtain a free copy of the proxy statement/prospectus and other documents filed by CeNeS by directing such request to CeNeS Pharmaceuticals plc, Compass House, Vision Park, Chivers Way, Histon, Cambridge CB4 9ZR, United Kingdom. Attention:
Company Secretary. Telephone +44 (0)122-326-6466.

Although not directed to persons in the United States, the following statement is made in accordance with the US Private Securities Litigation Act of 1995. This press release, including its Appendices, contains forward-looking statements concerning future matters, such as the features as well as the functions of, and markets for, products and services offered by CeNeS and CNSI and business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Acquisition; the products and services to be offered by the Enlarged Group; the benefits of the Acquisition with regard to CeNeS; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Acquisition will be realised. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of CeNeS and CNSI; the effect on the Enlarged Group of the failure to realise the anticipated benefits of the Acquisition; general conditions in the businesses of the companies, particularly the success of existing clinical trials; competitive factors in the industry.

                                  APPENDIX ONE

                                   DEFINITIONS

Q1, Q2, Q3, Q4                               the first quarter, the second
                                             quarter, the third quarter and the
                                             fourth quarter of any calendar year
                                             respectively

Acquisition                                  the proposed acquisition of CNSI by
                                             CeNeS through a merger of CeNeS
                                             America Inc., a wholly owned
                                             subsidiary of CeNeS, with and into
                                             CNSI on the terms of the
                                             Acquisition Agreement as described
                                             in the announcement

Acquisition Agreement                        the Agreement dated as of 22 May
                                             2000 between CeNeS, CeNeS America
                                             Inc., a wholly owned subsidiary of
                                             CeNeS, and CNSI which details the
                                             terms of the Acquisition and any
                                             amendment thereto

Allergan                                     Allergan, Inc.

Ares Serono                                  Ares Serono SA, now trading as
                                             Serono SA

Bayer                                        Bayer AG

Bioglan Pharma                               Bioglan Pharma plc

BTG                                          BTG International Limited (formerly
                                             British Technology Group Limited)

CDD                                          CeNeS Drug Delivery Limited

CeNeS or the Company                         CeNeS Pharmaceuticals plc

CeNeS America                                CeNeS America, Inc.

CeNeS Consideration Shares                   up to 46,024,649 new Ordinary
                                             Shares of 10p each in CeNeS to be
                                             issued in connection with the
                                             Acquisition

CeNeS Group                                  CeNeS and its subsidiaries prior to
                                             completion of the Acquisition

CeNeS Share                                  ordinary shares of 10p in CeNeS

CeNeS Shareholders                           holders of existing ordinary shares
                                             of 10p each in CeNeS

CL                                           CeNeS Limited

CNSI                                         Cambridge NeuroScience Inc.

CNSI Common Stock                            shares of common stock of US$0.01
                                             par value in CNSI

CNSI Common Stockholders                     holders of common stock of US$0.01
                                             par value in CNSI

CNSI Options                                 Options over 1,458,430 CNSI Common
                                             Stock

CNSI Optionholder                            Holder of options to purchase CNSI
                                             Common Stock under the CNSI 1991
                                             Equity Incentive Plan

Completion                                   Completion of the Acquisition which
                                             shall occur immediately prior to
                                             the filing of the certificate of
                                             merger

Completion Date                              the date upon which Completion
                                             occurs

Current Directors                            the current directors of the
                                             Company

Directors or Board                           the directors of the Company from
                                             time to time

Enlarged Group                               CeNeS as enlarged by the
                                             Acquisition

Enlarged Issued Share Capital                the issued ordinary share capital
                                             of the Company immediately
                                             following Completion, and assuming
                                             that no share options in the
                                             capital of either CL, CeNeS or CNSI
                                             are exercised prior to Admission

ExCyte                                       ExCyte Limited

GW Glaxo Wellcome UK Limited, the Wellcome Foundation Limited and Glaxo Wellcome Limited

Ordinary Shares                              ordinary shares of 10p each in the
                                             Company

new CeNeS Shares                             the new ordinary shares of 10p each
                                             in CeNeS to be issued in connection
                                             with the Acquisition

New Ordinary Shares                          up to 46,024,649 new Ordinary
                                             Shares to be issued pursuant to the
                                             Acquisition

Rothschild                                   N M Rothschild & Sons Limited

US SEC                                       the US Securities and Exchange
                                             Commission

US, USA or United States                     the United States of America, its
                                             territories and possessions, any
                                             state of the United States of
                                             America and the District of
                                             Columbia

                                  APPENDIX TWO

                          GLOSSARY OF SCIENTIFIC TERMS

AIDS                                         Acquired Immune Deficiency Syndrome

Alzheimer's                                  Alzheimer's disease, a condition
                                             resulting from specific
                                             degenerative changes in the brain.
                                             Symptoms can include loss of
                                             memory, confusion, disorientation,
                                             impaired concentration,
                                             restlessness and anxiety

Analgesic                                    Pain relieving drug

Antioxidant                                  A compound which inhibits oxidation

Beta amyloid                                 A protein abnormally deposited in
                                             the brain in Alzheimer's disease

CNS                                          Central Nervous System

Cognition                                    The function of the brain by which
                                             we become aware of objects, of
                                             thought, of perception including
                                             all aspects of perceiving, thinking
                                             and remembering

D1 agonist                                   Chemicals that act to stimulate
                                             dopamine D1 receptors

D1 antagonist                                Chemicals that act to block
                                             dopamine D1 receptors

Dopamine                                     Human chemical messenger involved
                                             in many key physiological functions

FDA                                          Food and Drug Administration, USA

Glial cell                                   A non-excitable cell found in cell
                                             tissue

In vitro An experiment performed outside a living organism in, for example, a test tube

In vivo                                      An experiment performed in a living
                                             organism

Ion channel                                  A protein pore in the cell membrane
                                             which selectively allows the
                                             passage of ions

Ischaemic stroke                             Stroke caused by restricted blood
                                             supply to the brain

L-DOPA Dihydroxy phenylalanine or levodopa, a drug used in the management of Parkinson's disease

MCA                                          Medicines Control Agency

MRI This technique uses a strong magnetic field to generate images in 2D and 3D to provide in-depth images of organs and structures in the body

MS                                           Multiple Sclerosis

Myelin sheath                                Protein covering of nerve cells
                                             which speed conduction of
                                             electrical signals along the nerve

Neurodegeneration                            Death of nerve cells

Neuropathic pain                             Pain caused by nerve injury

NMDA                                         N-methyl D-aspartate

Opiate analgesic                             Pain relieving compounds
                                             originating from the milky juice of
                                             the Papaver somniferum including
                                             opium, morphine, codeine and their
                                             derivatives

Parkinson's                                  Parkinson's disease, an abnormal
                                             condition of the nervous system
                                             caused by degeneration of an area
                                             of the brain, resulting in rigidity
                                             of the muscles, slow body movement
                                             and tremor

Phase I The assessment of a biological substance in volunteers to investigate human tolerance, pharmacokinetics and pharmacodynamics

Phase II The assessment in patients of a drug to determine dose range and preliminary efficacy

Phase III                                    Definitive studies to determine
                                             efficacy and safety of a drug in
                                             patients who are likely to benefit.
                                             These trials try to find out as
                                             much as possible about the new drug
                                             including its side-effects

Phase IV Clinical trials performed after marketing authorisation designed to monitor drug use in the clinical setting, to evaluate safety and efficacy

Post operative pain                          Short term pain resulting from a
                                             surgical procedure

Preclinical                                  A stage in the drug development
                                             before clinical trials, at, or
                                             after, the stage of candidate drug
                                             selection

Prostaglandins                               Locally active hormone

Schizophrenia                                A chronic, severe, and disabling
                                             brain disease which is the most
                                             common type of psychosis. Symptoms
                                             are divided into positive and
                                             negative categories. Positive
                                             symptoms include hallucinations,
                                             delusions and thought disorders.
                                             Negative symptoms include lack of
                                             motivation, social withdrawal and
                                             depression